Exhibit 21

Subsidiaries of Options Talent Group, Inc.

Trans Continental Talent, Inc., a Delaware Corporation

Options Sports Group, a Nevada Corporation

Tech Conferences, Inc., a California Corporation

Sector Ventures, Inc., a California Corporation

Sector Development, Inc., a California Corporation